Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ISSUES STATEMENT FOLLOWING
HURRICANE FRANCES

PARADISE ISLAND, The Bahamas, September 7, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”) today released the following statement regarding the impact of Hurricane Frances on Atlantis, Paradise Island:

“Hurricane Frances had no material damage to Atlantis, Paradise Island. The effects of the hurricane were primarily limited to landscaping and the short-term interruption to the business. Atlantis remains open and we have no plans to close the resort.

We would like to extend our concern and sympathy to those affected by Hurricane Frances and as always will work closely with the government of The Bahamas to provide whatever support is needed.”

Based on an initial review of its assets on Paradise Island, the Company believes it has incurred costs of approximately $10 million to $12 million, comprised mainly of costs to repair and replace property and equipment and lost business associated with the timing of the storm.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to further discuss matters associated with Hurricane Frances. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning September 7, 2004 at 12:00 p.m. EST ending at midnight on September 14, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 9914969.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit, www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.